EXHIBIT 3.93

Translation into English

Exhibit 3.93 Global Crossing Chile, S.A. – Bylaws

CONSOLIDATED BYLAWS OF

GLOBAL CROSSING CHILE CORPORATION

ARTICLE ONE: NAME, ADDRESS, PURPOSE AND TERM OF THE COMPANY

SECTION 1: This Corporation is hereby organized as a closely-held corporation under the provisions and subject voluntarily to the requirements of the laws governing private corporations in compliance with Law No. 18.046, and known, identified and referred to as GLOBAL CROSSING CHILE S.A., having its domicile in the city of Santiago, and shall establish offices, branches and agencies within the country or abroad.

SECTION 2: The Corporation is to have perpetual existence.

SECTION 3: As a result of the merger under which Impsat Chile SA Corporation was taken over by Global Crossing Chile SA, the latter continues to develop both the purposes of Impsat Chile SA as well as its own purposes. In view of the foregoing, it is deemed necessary to complement the purposes of Global Crossing Chile SA with that of the acquired company Impsat Chile SA., replacing the purposes of the Corporation set forth in Article 3 of its Bylaws by the following: To do research, develop, manufacture, supply, install, operate, maintain, renovate, improve, acquire and lease equipment, systems, procedures or instruments for telecommunications management, to provide, operate and provide telecommunications services for the transmission of data, voice and video in all its aspects and possibilities, including the transmission, emission or reception of signs, signals , writing, images, sounds or information of any kind; to provide telecommunication services; to provide technical and commercial assistance; to make all kinds of investments in personal and real property; to use, registry and record all kinds of commercial trademarks, tradenames, patents, invention patent and any other intellectual property rights in its own name or on behalf of third parties, and, in general, to perform any other supplementary, subsidiary or auxiliary service, means or activity of the aforementioned telecommunications; all within the framework of the applicable law and regulations governing the telecommunications. In furtherance of its purpose, the Corporation may perform any acts and activities related to such purpose, directly or indirectly in its own name or on behalf of third parties, by itself or through representatives, agents, correspondents, licensees and third parties in general.

ARTICLE TWO: CAPITAL AND SHARES OF STOCK

SECTION 4: The capital of the Corporation shall be CLP 53,169,177,697 (Chilean Pesos Fifty three thousand, one hundred sixty nine million, one hundred seventy seven thousand, six hundred ninety seven) divided into 79,613,188 registered shares of stock. All such shares are of the same series without nominal value.

SECTION 5: The capital and the value of the shares of stock shall be understood as having been lawfully modified provided that the shareholders at an Annual General Meeting approved the Balance Sheet for the corresponding fiscal year. The Balance Sheet shall set forth the new capital and the value of the shares resulting from the allocation of the restatement of the share capital. For the purposes of the foregoing, the Board of Directors, upon submission of the Balance Sheet for the financial year for consideration by the shareholders at the meeting, shall previously proportionately distribute the restatement of the share capital among the accounts of paid-in capital, retained earnings and other representative account of the shareholders equity.

SECTION 6: The unpaid balance of the subscribed shares of stock shall be readjusted in the same proportion as the variation of the value of the Unidad de Fomento. The term in order to settle such balance shall be of 3 (three) years. The stock which price is not paid in full shall enjoy the same rights of those fully paid shares of stock, except in relation to their respective participation in social benefits and returns of capital, in which case such shares shall participate in proportion to the shares paid. Should shareholders fail to pay all or part of the shares subscribed for by them in due time, the Corporation may resort to any of the means for that purpose provided for in Article 17 of Law No. 18.046.

SECTION 7: The shares of stock shall be registered, and in their form, subscription, issuance, delivery, replacement, exchange, transfer, transmission or cancellation the provisions of Law No. 18.046 shall apply. The Corporation is not entitled to decide on the transfer of shares and shall record any transfer presented for registration without further delay, provided that such transfer complies with the minimum formalities established by the Bylaws.

ARTICLE THREE: BOARD OF DIRECTORS

SECTION 8: The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors, which shall consist of 5 members elected by the shareholders at the Annual General Meeting, and shall hold office for a period of 3 years, upon which completion such managerial positions shall be renewed in its entirety, and such Directors may be reelected indefinitely.

SECTION 9: Each Director shall not recive compensation for the performance of their duties.

SECTION 10: A quorum at a Board of Director’s Meetings shall be constituted by an absolute majority of the number of Directors of the Corporation, and its resolutions shall be adopted by the majority of the Directors entitled to cast a vote. In the event of equality, the Chairman shall provide the casting vote. The Board of Directors shall elect a Chairman at the first meeting held after their election by the shareholders at the appropriate Shareholders’ Meeting, who shall also act as the President the Corporation. The Board of Directors Meetings shall be Regular of Special. The Board of Directors shall hold Regular Meetings at least once per month at the date, time and place as may be determined by the Board of Directors and may be held without notice. Special Meetings shall be held upon the Chairman’s call, on behalf of himself or at the request of one or more Directors, subject to the prior qualification by the Chairman on the need of such meeting, unless it is requested by the majority of Directors, in which case such meeting shall necessarily be held without previous qualification. The business transacted at such meeting shall be limited to the purposes stated in the call for that meeting. Meetings of the Board of Directors may be held in different places from the registered office and principal place of business. Upon the presence of all the Directors in office, they may hold meetings at any time and place, and to try and agree on any matter within their powers. The resolutions and decisions of the Board of Directors shall be registered in the relevant minute book, which should be signed by the Directors attending each meeting. Should a Director wish not be held liable for any act or agreement of the Board, his dissent shall be recorded in the minutes of the meeting, of which shall be accounted for at the next Shareholders Annual General Meeting by the Chairman. Upon assumption by a Director that a minutes suffers from inaccuracies or omissions, such Director has the right to affix the relevant qualifications before his signature.

SECTION 11: The Board of Directors shall have the judicial and extrajudicial representation of the Corporation with regard to the fulfillment of its purposes, which shall not need to be proven to third parties. The Board of Directors shall be vested with all the powers of administration of the day-to-day management and disposal that the applicable law or the Bylaws do not provide as exclusive power of the shareholders at the Annual General Meeting, without need to furnish any special power, even for those acts or contracts for which the laws require such powers. The abovementioned provision does not prevent from the representation vested in the

Chief Executive Officer of the company as provided by the applicable law and the Bylaws. The Board of Directors may delegate its powers to the Officers, Assistant Managers or Attorneys of the Corporation, to a Director or a Committee of Directors and for such purposes expressly fixed in other people.

ARTICLE 12: The Corporation shall have a Chief Executive Officer appointed by the Board of Directors, which shall establish his powers and duties. The Chief Executive Officer shall be responsible for the immediate direction of the affairs of society. He is empowered to represent the Corporation before the Court, being legally vested with the powers set forth in both paragraphs of Article 7 of the Code of Civil Proceedings, and may have the right to speak at the Board or Directorts’ Meetings, sharing the same Director’s liability with regard to any resolution taken against the interests of the Corporation or the shareholders if his dissent decision is not recorded in the Minutes. The CEO shall also have the obligations and responsibilities set forth by the applicable law and regulations relating to corporations. In the event of absence or temporary disability of the CEO, the Board of Directors may appoint a replacement. The position of CEO is incompatible with that of Director, Chairman, Auditor or Accountant of the Corporation.

ARTICLE FOUR: MEETINGS OF SHAREHOLDERS

SECTION 13: The shareholders of the Corporation shall hold Annual General Meetings and Special Meetings, which shall take place at the Registered Office of the Corporation.

SECTION 14: Annual General Meetings shall be held at such date as may be determined by the Board of Directors within the four-month period following the closing date of each fiscal year, aiming at deciding on matters within their scope of authority without need of a prior notice. Shareholders at an Annual General Meeting shall: (i) examine the corporation financial state and the Auditor Reports, the approval or rejection of the Annual Report, the Balance Sheet, the Results and any financial statement submitted by the administrators or liquidators of the Corporation; (ii) distribute profits of each fiscal year, particularly the distribution of dividends, (iii) elect or remove regular members and alternate members of the Board of Directors, liquidators and supervisors of the administration; and (iv) in general, transact about any area of social interest that is not an exclusive matter of a Special Meeting.

SECTION 15: Special Meetings shall be held at any time, as may be determined by the needs of the Corporation in order to resolve any matter that the applicable law or the Bylaws bring under consideration of the shareholders at the Shareholders’ Meeting, provided that such items are indicated in the call for the Meeting. Such items shall be transacted at the Board of Directors on its own initiative, or at the request of the Chilean Securities and Insurance Commission, or at the request of shareholders representing no less than 10% of the issued shares carrying voting rights. Such order or request shall indicate the nature of the business to be transacted at the call for the Meeting, which purpose shall be limited only by the items included in the notice. Shareholders at a Special Meeting called for this purpose may grant: (i) liquidation of the Corporation; (ii) conversion, merge or spin-off and amendment of the Bylaws; (iii) bond, convertible bonds and debenture issuance; (iv) disposal of fixed assets and liabilities or disposal of whole assets; (v) granting of collateral or personal guarantees to guarantee debts of third parties, unless such third parties be affiliated companies, in which case the Board of Directors’ approval shall suffice; and (vi) other any matter which pursuant to the applicable law or the Bylaws pertain to the scope of the Shareholders’ Meetings. The businesses referred to in paragraphs 1, 2, 3 and 4 shall only be resolved at a Shareholders’ Meeting in the presence of a Notary Public, who shall certify that the Minutes of such Meeting be a true and accurate copy of what has been agreed at such Meeting.

SECTION 16: The call to the Shareholders’ Annual General Meeting or Special Meetings shall be given by virtue of a prominent notice published at least three times on different days in the newspaper where the Company has its principal place of business as determined by the Board of Shareholders. Failure to reach an agreement, or upon suspension or disappearance of the designated newspaper, it shall be published at the Official Legal Newspaper at the time, manner and conditions specified in the Bylaws. Additionally, a notice in writing shall be sent to each shareholder with no less than 15 days before the celebration of the meeting, with reference to the purposes to be transacted at such meeting. Meetings will be considered valid when the holders of a majority of shares of capital stock entitled to vote are present, even if the formalities required for the call have not been complied with.

SECTION 17: The holders of the majority of the outstanding shares of capital stock entitled to vote, present in person or represented by proxy, shall constitute a quorum at the Meetings of Shareholders on first call; and in the second call, the quorum shall be constituted by the holders of capital stock present in person or represented by proxy. When a quorum is present, the affirmative vote of the majority of shares present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the shareholders, unless the question is one involving the amendment of Bylaws, in which an absolute majority of the issued shares with voting rights is required or two-thirds of such shares if the business to be transacted at the meeting involves: (i) the conversion, spin-off or merge with other companies; (ii) the change in the term of duration of the Corporation, if any; (iii) the early termination of the Corporation; (iv) the change of corporate place of business; (v) a capital reduction; (vi) the approval of contributions and the assessment of non-cash assets; (vii) the modification to the powers reserved to the Meetings of

Shareholders or limitations on the powers of the Board of Directors; the decrease in the number Directors; (viii) the disposal of capital assets or liabilities or the assets in total; (x) the manner of distribution of social benefits; and (xi) the remedy to the defense against annulments due to formal defects in the corporate formation or in the amendment of its Bylaws when the subject matter involves one or more items mentioned in the above paragraphs. Any amendment to the Bylaws aimed at the creation, modification, or cancellation of preference rights shall be approved by the affirmative vote of two thirds of the shares of the class or classes affected by such resolution.

ARTICLE 5: BALANCE SHEET AND DIVIDENDS

SECTION 18: A Balance Sheet of the operations of the Corporation shall be prepared as at December 31st of each year. The Board of Directors shall submit such Balance Sheet to the consideration of the shareholders at the Annual General Meeting, with an Annual Report on the financial situation of the Corporation in the last fiscal year, accompanied by the Auditor’s Report, the Profit and Loss Account, and the report thereon submitted by the external auditors and controllers, if any. All these documents shall clearly reflect the assets of the Corporation at the closing of the respective fiscal year and the profits or losses incurred in the same period.

SECTION 19: The Board of Directors shall resolve the allocation of the net profits arising from the Balance Sheet, and may resolve to distribute all or part of the dividends to the shareholders on a pro rata basis of their holdings, or to set aside dividends in whole or in part as a reserve or to be capitalized, or to other purposes. In any case, upon the existence of net profits, and unless otherwise provided by the shareholders unanimous consent, at least 30% of earnings as cash dividends shall be distributed among the shareholders on a pro rata basis of their holdings.

ARTICLE 6: AUDIT

SECTION 20: The shareholders at the Annual General Meeting shall annually appoint independent external auditors to review the accounting, inventory, Balance Sheet and other financial statements of the Corporation, to monitor corporate transactions and to report in writing on the performance of their duties to be submitted to the decision of the shareholders at the next Annual General Meeting.

ARTICLE 7: WINDING UP

SECTION 21: Upon dissolution of the Corporation, the winding up shall be carried out by a Liquidation Commission made up by three members appointed by the shareholders at the Annual General Meeting or Special Meeting, as the case may be, which shall fix its compensation. This commission shall appoint a Chairman from among its members, who represent the Corporation in and out of court. During the liquidation period, the Bylaws of the Corporation shall apply, insofar as it is compatible with such winding up and the Corporation shall maintain its legal status for the purposes of liquidation.

ARTICLE 8: GENERAL PROVISIONS

SECTION 22: Any controversy arising between the shareholders in their capacity as such, or between them and the Corporation or its Directors, either during the term of existence of the Corporation or during its liquidation, shall be submitted to arbitration. The arbitrator shall render his decision without further recourse and shall be appointed by mutual agreement of the parties and, upon failure of agreement, by the Courts of Justice, in which case the arbitrator shall act in his capacity as de jure arbitrator.

SECTION 23: Unless otherwise provided for in this Bylaws, the provisions of Law No. 18.046 and its regulations shall apply.

PROVISIONAL SECTION: The capital of the Corporation shall be CLP 53,169,177,697 (Chilean Pesos Fifty three thousand, one hundred sixty nine million, one hundred seventy seven thousand, six hundred ninety seven) divided into 79,613,188 registered shares of stock. All such shares are of the same series without nominal value, and is and shall be paid in as follows: (i) With the sum of CLP 47,262,950,545 divided into 39,806,594 shares of stock corresponding to the paid in capital as at August 29th 2008, with the shares fully subscribed for, fully paid up and issued as follows: 39,806,593 shares of stock registered under the name of Global Crossing International Networks LTD. and 1 share of stock registered under the name of the shareholder South American Crossing Holdings Ltd.; (ii) With the sum of CLP 5,906,227,134, divided into 39,806,594 shares of stock corresponding to the capital increase approved by the shareholders at the Special Meeting held on August 29th 2008, pursuant to the Merger Agreement thereby approved. Such shares of stock being charged against the net assets of the merged corporation Impsat Chile S.A., and being distributed among GC Impsat Holdings II Limited, which owns 39,806,593 shares of stock, and GC Impsat Holdings III Limited, which owns 1 share of stock, for being the only shareholders of the acquired company in proportion to its shareholding in Impsat Chile SA. This net assets is incorporated by virtue of the aforementioned Merger Agreement approved by the shareholders at the Special Meeting held on August 29th 2008.

History of Marginal Notes on Chile Registrar

CBRS Santiago Real Estate Registrar

Morandé 440	Telephone: 390 0800	www.conservador.cl
Santiago	Fax: 695 3807	info@conservador.cl

Santiago Registry of Commerce

Copy of the Registration

The subscriber Registrar of Commerce certifies that the attached registration, corresponding to the partnership “Global Crossing Chile S.A.”, and that is recorded on page 21832, number 17329 of Santiago Registry of Commerce in 1999, is faithful to the original.

Moreover, it certifies that on the margin of said registration there is no note or additional registrations to inform that the partners or shareholders, as applicable, have stated a termination date for the company in May 12, 2010.

Finally, it certifies that said registration does not have any additional registrations or marginal notes other than the ones stated in the document.

Registration rights corresponding to this record total $6,400.

Santiago, May 13, 2010.

(There is a seal and an illegible signature)

Record number: 4498412

Code: 44a3ec-8d46c-0

This document has an advanced electronic signature in compliance with Act 19,799. The effect of the electronic signature in the document, as well as its integrity and authenticity, may be verified at www.cbrchile.cl, where it will be available for 90 days after the date of issuance. The printed document is just a copy of the original document.

Santiago Real Estate Registrar

Page: 21832

MB16-09.C8

No. 17329

BY LAWS

“SAC Chile S.A.”

Rep: 18452

C: 800457

Santiago, September 8, 1999. As petitioned by Mr. Miguel Angel Reyes, I leave record of the following: Enrique Mira Gazmuri, substitute Public Notary of the notary in charge of the Notary Office No. 29 of Santiago. Raúl Undurraga Laso, Mac Iver 225, Office 302, certify that: today with a public deed, before me, South American Crossing Ltd. And South American Crossing Holdings Ltd., both trade partnerships, domiciled at Wessex House, 45 Reid Street, Hamilton, Bermuda, found a public limited corporation. Name: “SAC Chile S.A.”. Objective: (one) celebrate all kind of actions and agreements related to goods used to provide telecommunications service; (two) be directly or indirectly involved in partnerships to provide telecommunications services independently or together with third parties; (three) provide telecommunications services; (four) provide technical and trade advice; (five) make all kind of investments in personal and real property; and (six) register and use, by itself of by third parties, all kinds of trade marks, trade names, patents, investment certifications and other intellectual property rights. Residence: Santiago. Term: Indefinite. Equity: 10 million pesos, Divided in 10,000 shares with the same issue, value and no face value, entirely subscribed and payable three years after the date of the deed. Santiago, August 27, 1999. There is an illegible signature.- The extract is included at the end of the current period of two months of Trade.

Continuation of Marginal Notes

Power modification, revocation and designation. By deed with date October 4, 2000, before notary Raúl Undurraga L., recorded on page 21155, No. 16874, the Board of Directors of the partnership approves the resignation filed by Mr. Patricio Muñoz of the General Manager position and designates Mr. William Neilson to said position.- It modifies the power regime contained in the deed entered into in March 27, 2000, at the notary office of Mr. Iván Torrealba A., and revokes the individual power granted to Mr. Patricio Muñoz, and grants it to the new General Manager Mr. William Neilson.- Santiago, October 11, 2000.- L. Maldonado.

Amend.- By deed with date December 29, 2000, before notary Antonieta Mendoza E., enrolled on page 3662, No. 3007, the bylaws of the partnership were amended.- The equity was raised to $11,202,150,000.- Santiago, February 2, 2001.- L. Maldonado C.-

Power Revocation and Modification.- By deed with date November 21, 2000, issued by the notary office of Mr. Raúl Undurraga L., registered on page 3702, No. 3017, Mr. Alvaro Ramirez M.’s resignation to the position of Director was approved.- All powers granted to Mr. Patricio Muñoz S. are revoked.- The banking special power stated by the deed is revoked.- Santiago, February 2, 2001.- L. Maldonado C.-

Special power. By deed with date January 24, 2001, before notary Raúl Undurraga L., recorded on page 4911, No. 3959, the Board of Directors of the partnership grants a special power to Mr. Jorge L. Planas and Ms. Daisy Murillo, with the powers stated in the deed.- Santiago, February 14 , 2001.- R. Bennett.-

Revocation and Power. By deed with date August 31, 2001, granted in the notary office of Antonieta Mendoza E., recorded on page 23419, No. 18916, the Board of Directors of the partnership revoked the powers granted to Joseph Guzmán and Shevi L. Cook, Jorge L. Planas and Daisy Murillo and granted a power to Mr. Graham Pierce and Ms. Kerry Linch with the powers and terms described in the deed.- Santiago, September 6, 2001.- L. Maldonado.-

Power. By deed with date November 8, 2001, issued before notary Ivan Torrealba A., recorded on page 29146, No. 23786. The Board of Directors of the partnership granted a special power to Ms. Kerry Lynch and Ms. Luisa Cerar with the powers set forth in the deed.- Santiago, November 13, 2001.- R. Bennett.-

Revocation, designation and power. By deed with date November 20, 2001, granted at the notary office of Antonieta Mendoza E., recorded on page 30760, No. 25084, Ms. Luisa D. Cerar was designated new General Manager substituting Mr. William Neilson who has resigned and all his previously granted powers were revoked. Powers are granted to the General Manager.- Santiago, November 28, 2001.- R. Bennett.-

Designation and special power.- By deed with date November 20, 2001, granted at the notary office of Ms. Antonieta Mendoza E., recorded on page 30764, No. 25085, Mr. Sergio Soto Cabezas was designated legal representative of the partnership before the Domestic Tax Service and he was granted a special power, November 28, 2001.- R. Bennett.-

Amend. By deed with date April 23, 2002, granted at the notary office of Ms. Antonieta Mendoza E., recorded on page 11752, No. 9726, the bylaws of the partnership were amended. The equity was increased to $20,907,262,000.- Santiago, May 10, 2002.- L. Maldonado.-

Power.- By deed with date March 27, 2003, issued before notary Mr. Patricio Zaldivar M. recorded on page 10116, No. 7919, the appearing party Ms. Leusa D. Cerar, on behalf of the partnership, grants a special power to Mr. Sergio Soto Cabezas with the powers stated in the deed. Santiago, April 12, 2003.- L. Maldonado.-

Amend. By deed with date May 18, 2004, before notary Eduardo Avello, recorded on page 16482, No. 12393, the bylaws of the partnership were amended. Equity is increased to $24,949,307,604.- Santiago, June 4, 2004.- L. Maldonado.-

Amend. By deed with date December 20, 2004, before notary Eduardo Avello C., recorded on page 41430, No. 30802, the bylaws of the partnership were amended. Equity is increased to $46,719,192,371.- Santiago, December 22, 2004.- Francisco Barriga V.-

Rectification.- By deed with date May 25, 2006, before notary Mr. Eduardo Avello C., recorded on page 22440, No. 15540, registration on page 41430, No. 30802 in 2004 was rectified with regard to the equity which amounts to $46,170,307,604.- Santiago, June 9, 2006.- L. Maldonado.-

Revocation, Power Modification and Power.- By deed with date October 24, 2006, before notary Mr. Eduardo Avello C., recorded on page 44392, No. 31551, the Board of Directors of the partnership revokes all powers granted to Ms. Kerry Lynch and Mr. Graham Pierce.- The regime of the powers granted by the deed with date September 26, 2003 and November 8, 2001 is modified.- Santiago, October 31, 2006.- L. Maldonado.-

Revocation, designation and power.- By deed with date May 29, 2007, before notary Eduardo Avello C., recorded on page 23160, No. 16900 the powers granted to Luisa Cerar were revoked. He and others were empowered in the terms stated in the deed. Santiago, June 6, 2007.- Luis Maldonado.

Statement.- By deed with date April 18, 2008, before notary Mr. Eduardo Avello C., the appearing party Mr. Sergio L. Soto Cabezas in his role of General Manager of the partnership, states that being the term to enter the equity overdue, it is decreased with full rights to the amount of $47,262,950,545 divided in 39,506,594 shares, all with the same and only series and without any face value.- Santiago, April 23, 2008.- Luis Maldonado.-

Amend. By deed with date August 18, 2008, before notary Mr. Eduardo Avello C., recorded on page 39446, No. 27155, the bylaws of the partnership were amended. The name will be: Global Crossing Chile S.A.- Santiago, August 25, 2008.- Luis A. Maldonado C.-

Amend due to merger.- By deed with date August 29, 2008, before notary Mr. Eduardo Avello C., recorded on page 42279, No. 29058, the bylaws of the partnership were amended as Impsat Chile S.A. was merged and absorbed, which was dissolved and the partnership incorporates all its shares and equity. Equity was increased to $53,169,177,679.- Santiago, September 10, 2008.- F. Barriga.-

Amend due to merger.- By deed with date September 23, 2008, before notary Mr. Eduardo Avello C., recorded on page 47054, No. 32425, the merger referred to by the note above was executed.- Santiago, October 9, 2008.- L. Maldonado.-

Amend.- By deed with date November 27, 2008, issued at the notary office of Mr. Raúl I. Perry P., recorded on page 55926, No. 38741, the bylaws of the partnership were amended. Santiago, November 28, 2008.- Luis Maldonado C.-

Revocation and designation of General Manager.- By deed with date April 7, 2009, issued at the notary office of Mr. Félix Jara, recorded on page 34785, No. 23804, the powers granted to Mr. Sergio Soto Cabezas as General Manager were revoked and Mr. Leonardo P.

Miranda P. was designated as the new general manager with the powers stated in the deed.- Santiago, July 28, 2009.- L. Maldonado.-

Power.- By deed with date July 6, 2009, issued at the notary office of Mr. Félix Jara, recorded on page 34788, No. 23805, the powers granted by the partnership to date were revoked.- Power was granted to Mr. Leonardo Miranda P. and the parties stated in the deed.- Santiago, July 28, 2009.- L. Maldonado.